Simpson Thacher & Bartlett llp

2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

May 16, 2024

Robert Littlepage

Inessa Kessman

Kathleen Krebs

Matthew Derby

Edwin Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waystar Holding Corp. - Registration Statement on Form S-1 (CIK No. 0001990354)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), and in connection with the Registration Statement on Form S-1 (File No. 333-275004), initially filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2023 and as amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on October 26, 2023, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed on November 15, 2023, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed on November 29, 2023, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement filed on March 22, 2024, and Amendment No. 5 (“Amendment No. 5”) to the Registration Statement filed on April 29, 2024 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the “Registration Statement”), we hereby submit Amendment No. 6 (“Amendment No. 6”) to the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments in its letter, dated May 9, 2024 (the “comment letter”), and to otherwise update its disclosure. Upon request, we can provide the Staff with a marked version of Amendment No. 6 showing changes from Amendment No. 5.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 6. Unless otherwise defined below, terms defined and used below shall have the meanings given to them in Amendment No. 6.

Management's discussion and analysis of financial condition and results of operations
Key performance metrics and non-GAAP financial measures, page 68

1.	Please provide more detail regarding the $10.4 million of costs incurred during the three months ended March 31, 2024 related to amended debt agreements and tell us why you believe they are not a normal, recurring, cash operating expense. Refer to the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01. We note in your disclosure on page F-48 that in connection with the February 2024 First Lien Refinancing, you recorded $10.3 million in third party fees.

The Company respectfully acknowledges the Staff’s comment. As stated in Question 100.01, “When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment.” The costs related to the refinancing of the Company’s debt agreements are related to third party fees incurred as part of the February 2024 First Lien Refinancing described on page F-47, including legal fees, rating agency fees and arranger fees incurred as part of a debt modification related to the February 2024 First Lien Refinancing described on page F-47 and legal fees associated with the February 2024 Second Lien Paydown described on page F-47. Third party fees associated with refinancings and unscheduled principal payoffs are incurred infrequently as they are costs incurred only in connection with opportunistic refinancings and repricings of the Company’s credit facilities. The Company does not view these as normal, recurring, cash operating expenses as these costs do not relate to the company’s operations, business activities, or strategies, are not incurred in connection with revenue generating activities, and are not necessary to operate the company’s business.

Further, the Company does not describe these costs as non-recurring, infrequent, or unusual. Although these costs may recur between periods, the Company believes it is appropriate to exclude these costs from the definition of Adjusted EBITDA, as may be permitted as set forth in the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 102.03, which states that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain” so long as the exclusion is in accordance with Regulation G and other requirements of Item 10(e) of Regulation S-K.

In addition, the Company has revised its disclosure on page 65 to clarify the components of the $10.4 million expense related to the refinancing.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer

Matthew R. A. Heiman, Chief Legal & Administrative Officer

Waystar Holding Corp.

Jason M. Licht

Christopher J. Clark

Latham & Watkins LLP